GLOBAL corporate compliance

October 19, 2007

07027767

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Perfect Fry Corporation
File No. 82-1609

Please accept for filing the following documents that include information required to be made public:

1. Interim financial statement for the interim period ended July 31, 2007
2. Management Discussion and Analysis for the interim period ended July 31, 2007
3. CEO Certification for the interim period ending July 31, 2007
4. CFO Certification for the interim period ending July 31, 2007

Yours truly,

GLOBAL CORPORATE COMPLIANCE

Suzanne Ferguson
Junior Associate

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

MANAGEMENT DISCUSSION & ANALYSIS

1 Date

September 28, 2007

2 Overall Performance

	2006	2005	2004	2003	2002
Current Assets	$2,041,181	$1,680,834	$1,609,728	$1,573,787	$1,681,254
Long Term Receivable	0	0	0	18,521	0
Property Plant & Equip	1,326,232	1,384,994	1,415,206	1,307,917	155,010
Patents & Processes	1,311,758	1,217,282	977,104	803,558	676,549
Total Assets	4,679,171	4,283,110	4,002,038	3,703,783	2,512,813
Current Liabilities	505,595	348,898	297,321	327,855	227,026
Long Term Liabilities	684,834	709,426	740,666	765,823	0
Shareholder Equity	3,488,742	3,224,786	2,964,051	2,610,105	2,285,787
Total Liabilities & Equity	4,679,171	4,283,110	4,002,038	3,703,783	2,512,813

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top commercial deep-fryers and merchandisers for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

Our primary product, the Perfect Fryer, is highly efficient, odorless, compact and requires no external ventilation systems. The fryer incorporates built-in odorless air filtration and Underwriters Laboratories (UL) listed fire prevention systems, both of which were designed and built by Perfect Fry. These systems lead the industry in effectiveness and quality.

The food equipment industry ventilation regulations have not changed significantly since 1996. The industry is moving towards new and upgraded electronic and communication technologies; we are aware of these protocols and have implemented design changes for the long term future. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements for improved technology.



The Company's investment in development continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety. The company had expended an additional $124,803 in 2006 for a total net amortized value of $1,311,758 in Deferred Product Development Costs relating to our ongoing research and development activities. Ongoing refinement of the equipment continues in 2007, costs of which are being expended rather than capitalized.

The new PFA **RapidFry™** is direct result of the past six years of research and development activities. This unit was recently introduced at the National Restaurant Association of the USA (NRA) Show in May 2005. The PFA **RapidFry™** is the first odorless, ventless and automated counter-top deep frying system with robotic entry and delivery of food product. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries per hour requiring only 17 linear inches of counter-space. The PFA **RapidFry™** boasts up to 7200 watts of power, the most of any countertop ventless single basket deep fryer, while its fully-automated, front-loading, front-dispensing design makes it the most compact deep fryer of its kind.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)



The PFA **RapidFry™** design is based on a patented design which Perfect Fry introduced back in the early 1990's. The PFA **RapidFry™** contains more oil for better hold temperatures, more power to recover oil temperature, significant advancements in electronic capabilities and options for easier and more effective use of the equipment. The PFA **RapidFry™** provides all of these advantages along with many of the signature features of the PFC line including odorless technology, built-in fire suppression and advanced electronics.

In recognition of Perfect Fry's commitment to innovation and superior development activities, the Company was proud to receive the Kitchen Innovation Award for 2006 presented by the NRA. This award is judged by a panel of industry leaders who, without compensation, lend authenticity and depth to the value of the award.

The creation of the new PFA **RapidFry™** was made possible by the upgraded fire suppression system developed previously, another tangible result of the Company's development activities. This fire suppression system is now UL registered, giving the system unquestioned acceptance in all North American jurisdictions and increased credibility in International markets. All Perfect Fry equipment carries the CE (European Certification) and NSF (National Sanitation Foundation) listing marks which enhances worldwide sales effectiveness.

While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. In addition to innovations in current products, we continue to develop new and complementary products and accessories to further diversify and grow our markets and revenue.



Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA handbook and Perfect Fry has not discontinued any part of its ongoing operations, nor do we have any major acquisitions planned in the future.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

The pictures below represent the first container shipment in the company's history which went to an international distributor. This shipment took place in the first quarter of 2007 and adds a significant part to the emerging image of the company. A company on the move developing an international presence with an amazing product line from a group of people who are committed to long term success.





3 Selected Annual Information

	2006	2005	2004	2003	2002
Revenue USA	$2,779,890	$2,565,744	$2,248,646	$2,270,466	$2,328,528
Revenue Canada	829,744	830,809	707,654	535,033	761,831
Revenue International	598,025	401,550	434,454	797,325	479,586
Other Income	51,240	53,114	50,144	90,354	16,003
Total Revenue	4,258,899	3,851,217	3,440,898	3,693,178	3,585,948
Net Earnings	280,283	341,775	353,946	324,318	366,786
Per Share	.03	.04	.04	.03	.04
Total Assets	4,679,171	4,283,110	4,002,038	3,703,783	2,512,813
Long Term Liabilities	684,834	709,426	740,666	765,823	0

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

4 Results of Operations

Perfect Fry has recorded 3rd quarter of sales of $825,781. Compared to the first 9 months of 2006, Canadian and USA sales have decreased while international sales have increased. This quarter the company experienced the US Dollar average exchange rate of 1.070 down from the 2006 yearly average of 1.135. The USA/Canadian exchange rate continues to decline significantly affecting the net earnings of the company.

The increase in cost of inputs including steel and labor along with the lower exchange rate had a one percent decline in revenue over cost of goods in the third quarter of 2007. After reviewing our pricing and discount strategy last year we increased our retail and wholesale pricing by 6% in September, 2006. The full effect of this increase along with the change in exchange rate had resulted in gaining 3% in revenue over cost of goods in the first 6 months of 2007. The rising Canadian dollar and the continued increase in the cost of steel is encouraging the company to find efficiencies and continue to look elsewhere to find lower cost of inputs.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax payable situation.


File View Chart Type Time Scale & Period Drawing Indicators Help
Updated: 09:57:15 PM
09:57:21 PM, 9/23/2007 ET
USD/CAD(1 day 3 yr.)
1.2500
1.2000
1.1500
1.1000
1.0500
0.9884
1.218
1.135
1.070
01/03 05/02 09/01 01/02 2006 05/01 09/01 01/01 2007 05/01 09/03
C: 1.1961
PV: 1.2902

The chart on the left shows the decline in the average exchange rates experienced over the past years. Say the company sells $2,000,000 each year in USD as an example; this reduced exchange rate would represent a reduced income of $166,000 in 2006 and a further $130,000 in 2007.

During 2006 the company had expected to experience 25% of the sales to be the new PFA model. PFA model sales actually represent 54% of the equipment sales of the company. The company also experienced a supply problem from our steel producer in the spring 2006. These two factors put a high level of stress on the production facilities and resulted in a number of months where the product was back ordered for up to six weeks. The company had compensated for this position by investing in a larger inventory level than normal during 2006 and early 2007 with a high reported in the first quarter at $1,417,015. At the end of this second quarter 2007 this investment in inventory totaled $1,271,902 down from $1,290,575 at the 2006 year end and up considerably from $923,423 in 2005 and $737,503 in 2004. This inventory level is higher than desired and the company is looking forward to reducing this level as we regain confidence in market conditions. The company has increased storage space with the installation of a tent type structure in order to accommodate future development. The company believes that we can take advantage of purchases from overseas suppliers by using the new tent type to store bulk purchased items, there by reducing overall costs of sales.

Selling costs, including advertising and promotional efforts have decreased significantly in the third quarter relative to the third quarter 2006. The company is limiting travel, especially international travel, as much as possible in light of the Canadian dollar and the cost of inputs.

General and administrative costs in 2007 are also relatively unchanged from the 2006, as the company continues its efforts to keep overhead costs in line in an every changing economic environment. Warranty costs remain acceptable at 0.95% of equipment and parts sales during the third quarter, compared with 0.85% in 2006. Our design and quality control efforts continue to show positive long term results.

Perfect Fry is experiencing significantly lower net cost of occupancy compared to prior years, due entirely to the new building. The occupancy costs and interest on the mortgage net of rental revenue declined from $76,737 in 2001 to $32,020 in 2006 or $2,668 per month. The 9 months of 2007 results report $2,967 per month.

The Company experienced expenses in bad debt of less than a $1,000 last year and nothing in the first quarter this year. In 2007 we have experienced a bad debt of $8,087.

The Perfect Fry Corporation Board of Directors concluded a normal course issuer bid (NCIB), which commenced January 1, 2006 and expired December 31, 2006. During this NCIB the Company purchased for cancellation 159,500 shares at an average price of $0.276. The past two NCIB's have totaled 479,000 shares purchased. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. The shares purchased are made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

5 Quarterly Results

($ in 000's – except per share amounts)

	2007			2006				2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Revenue	826	1084	881	1052	1165	1030	1012	1094	1068	1084	605	1024
Net Earnings (Loss)	(43)	47	42	93	91	33	63	120	171	106	(56)	235
Per Share	0	.01	0	.01	.01	0	.01	.01	.02	.01	0	.03

Our overall sales strategy continues to focus on specialty distributors in the food equipment industry. This allows Perfect Fry to develop long term quality relationships.

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to maintain strong distributor relationships. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company believes strongly that the administrative cost of removing these barriers was easily offset by the efficiencies enjoyed by our distributors. With this strategy in mind we are limited to fluctuations our US dollar selling price.

6 Liquidity

	Payments Due by Period						
Contractual Obligations	Total	Current Portion	2nd Year	3rd Year	4th Year	5th Year	After 5 Years
Long Term Debt	$691,559	$28,131	$29,381	$31,137	$32,998	$34,970	$534,942
Operating Lease	13,282	5,496	5,496	2,290			

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to gain efficiencies through all periods of the year and inventory levels fluctuate as a normal course of business.

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Assuming growth in sales, working capital fluctuations would be provided by operating loans of up to $1,000,000 from bank financing. During normal company operations, working capital deficiencies have been offset by bank financing. Bank indebtedness at July 31, 2007 was $353,314 down from January 31, 2007 of $500,529.

The net working capital, defined as current assets less current liabilities, increased by $16,788 to $1,552,373 (July 31, 2007) from $1,535,586 (October 31, 2006). Investing activities in deferred product development will decline during the coming year. Financing activities of common share acquisitions will only occur on a discretionary basis provided we are in a positive cash position. There are no restrictions in the movement of financial resources between the parent company and its' subsidiaries. The Company is not in default and is not in arrears with any accounts, nor does it have any large purchase obligations either outstanding or planned.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

7 Capital Resources

The Company has no future plans for significant capital expenditures. The company has added on a small tent type structure for cold storage.

The Company uses ongoing cash flows to support research and development activities. There are currently no long term obligations or outstanding agreements to fulfill except for the building mortgage. The company has no plans to renovate or expand the building. Research and development expenditures are solely for our future vision and can be expanded or downsized depending on finances. The company expects that development expenditures will be lower in the near future as we consolidate our current product position.



8 Off-Balance Sheet Arrangements

The Company carries on the normal course business using purchase orders that in some cases will extend beyond the coming year, none of which are contracts with strict time frames. We take advantage of pricing on larger purchase quantities without locking in exact times of delivery which gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company can cancel these orders without financial consequences.

9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry, and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates.

Certain directors are also distributors. All sales to these directors/distributors are at normal sales terms. No other related parties transactions exist apart from the directors/distributors.

10 Fourth Quarter Results (N/A)

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors is going to conduct another normal course issuer bid (NCIB). The company intends to purchase for cancellation up to a maximum of 465,482 common shares, representing 5% of all common shares issued and outstanding. This program allows the company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Company will pay for any common shares will be the market price at the time of acquisition to a maximum market price of $0.35 per share.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

13 Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2006 the company adopted the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments including 1651, Foreign Currency Translation, 3051, Investments and 3861, Financial Instruments – Disclosure and Presentation. These changes in accounting policy were applied retroactively without restatement of comparative financial statements. There were no material adjustments at November 1, 2006 as a result of adopting the new CICA handbook sections. In subsequent periods, the gain or loss on derivative foreign exchange contracts will be calculated based on the difference between the Bank of Canada exchange rate and the foreign exchange contract rate and recognized in net income for the period. All other financial assets and liabilities are classified and measured as follows:

Asset/Liability	Classification	Measurement
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Long term debt	Other liabilities	Amortized cost

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there is no effect to the current or prior years by the implementation of this section.

Effective November 1, 2004 the company adopted CICA handbook Sections AcG-15, Consolidation of Variable Interest Entities. The Company has determined there is no effect on the current or prior years by the implementation of any of these sections.

New Accounting Standards Not Yet Adopted

Effective November 1, 2007 the company will adopt the new CICA handbook Sections; 1506, Accounting Changes and 1535, Capital Disclosure, 3862, Financial Instruments – Disclosures and 3863 Financial instruments – Presentation. The company is presently evaluating the impact of these new Standards.

14 Financial Instruments

Because Perfect Fry Company earns a significant portion of its operating revenues in US dollars, variation in the exchange rates affect the Company's operating and financial results. In October 2006, The Company entered into an option dated foreign exchange contract to sell $250,000 US dollars over a 6 month term at a rate of 1.1281 USD/CDN. At October 31, 2006 a balance of $250,000 remained to be sold. At the writing of this report this contract has been completed.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

16 Issued and Outstanding Common Shares

At July 31, 2007 there were 9,309,656 (October 2006 – 9,414,656) shares outstanding which is net of 105,000 shares repurchased for cancellation during the year.

17 Management Compensation

The Corporation has two executive officers that receive regular employment income. In the quarter, the total amount paid for the two officers was $34,200 plus normal expense reimbursement. The Corporation also has four independent directors who do not receive compensation for their services, but do receive reimbursement for expenses.

18 Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Perfect Fry Corporation management, including the President, Chief Executive Officer/Chief Financial Officer, have reviewed and evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2006. Management has concluded that, as of July, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that the material information was made known relating to the Corporation

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for purposes in accordance with Canadian GAAP.

There have been no changes in the Corporation's internal controls over financial reporting during the year that have materially affected, or are reasonably likely to materially affect, the Corporation's financial reporting.


PERFECT FRY COMPANY
PERFECT FRY COMPANY

The Benchmark of Ventless Deep Frying...

82-1609

Form 52-109F2 *Certification of Interim Filings*

I Gary Calderwood, President, CEO and CFO of Perfect Fry Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the interim period ending July 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 26, 2007

"Gary Calderwood"
President, CEO & CFO

82-1609

RECEIVED

2007 NOV -5 A 8:02

Form 52-109F2 *Certification of Interim Filings*

I Gary Calderwood, President, CEO and CFO of Perfect Fry Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the interim period ending July 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 26, 2007

"Gary Calderwood"
President, CEO & CFO

82-1609

REPORT TO SHAREHOLDERS
Q3 2007

PERFECT FRY CORPORATION
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JULY 31, 2007 and 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Gary G. Calderwood
President and Chief Executive Officer/Chief Financial Officer

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS

	July 31, 2007 (Unaudited) $	October 31, 2006 $
CURRENT ASSETS		
Accounts receivable	791,028	716,020
Inventories (Note 2)	1,400,571	1,290,575
Prepaid expenses	33,849	34,586
	2,225,448	2,041,181
PROPERTY, PLANT AND EQUIPMENT (Note 3)	1,332,119	1,326,232
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	1,285,378	1,311,758
	4,842,945	4,679,171

LIABILITIES AND SHAREHOLDERS' EQUITY

	July 31, 2007 (Unaudited) $	October 31, 2006 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	353,314	100,583
Accounts payable and accrued liabilities	291,630	378,154
Current portion of long term debt (Note 6)	28,131	26,858
	673,075	505,595
LONG TERM DEBT (Note 6)	663,428	684,834
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,389,621	1,405,371
Retained earnings	2,116,821	2,083,371
	3,506,442	3,488,742
	4,842,945	4,679,171

Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
NINE MONTHS ENDED JULY 31, 2007 AND 2006

	Three months ended July 31,		Nine months ended July 31,	
	2007 (Unaudited) $	2006 (Unaudited) $	2007 (Unaudited) $	2006 (Unaudited) $
REVENUE (Note 9)	825,781	1,165,316	2,790,279	3,206,951
EXPENSES				
Cost of Goods, Selling and Administration	784,877	1,046,741	2,533,151	2,875,597
Interest				
Long term debt	10,098	10,481	30,589	28,472
Other	10,296	7,059	29,631	18,097
Amortization				
Property, plant and equipment	21,000	21,000	63,000	63,000
Deferred product development costs	9,000	9,000	27,000	27,000
Foreign exchange loss (gain)	33,854	(19,960)	61,507	7,534
Total expenses	869,125	1,074,321	2,744,878	3,019,700
NET EARNINGS/LOSS	(43,344)	90,995	45,401	187,251
RETAINED EARNINGS, beginning of period	2,160,165	1,899,876	2,083,371	1,811,240
Premium on acquisition of common shares (Note 7)	-	-	(11,951)	(7,620)
RETAINED EARNINGS, end of period	2,116,821	1,990,871	2,116,821	1,990,871
EARNINGS PER SHARE (Basic and Diluted – Note 7)	0.00	0.01	0.00	0.02

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED JULY 31, 2007 AND 2006

	Three months ended July 31,		Nine months ended July 31,	
	2007 (Unaudited) $	2006 (Unaudited) $	2007 (Unaudited) $	2006 (Unaudited) $
CASH PROVIDED BY (USED IN):				
OPERATIONS				
Net earnings	(43,344)	90,995	45,401	187,251
Items not affecting cash				
Amortization of property, plant and	21,000	21,000	63,000	63,000
Amortization of deferred product	9,000	9,000	27,000	27,000
	(13,344)	120,995	135,401	277,251
Changes in non-cash working capital				
Accounts receivable	231,254	71,911	(75,008)	(112,727)
Inventory	(128,668)	(185,677)	(109,995)	(295,263)
Prepaid expenses	10,419	34,946	737	(27,816)
Accounts payable and accrued liabilities	(42,798)	33,145	(86,525)	111,267
	70,207	(45,675)	(270,791)	(324,539)
	56,863	75,320	(135,390)	(47,288)
INVESTING				
Additions to property, plant and equipment	(12,508)	(7,919)	(68,886)	(23,301)
Additions to deferred product development	-	(19,022)	(621)	(64,002)
	(12,508)	(26,941)	(69,507)	(87,303)
FINANCING				
Repayment of long term debt	(6,808)	(6,426)	(20,133)	(20,252)
Acquisition of common shares (Note 7)	-	-	(27,701)	(15,120)
	(6,808)	(6,426)	(47,834)	(35,372)
INCREASE (DECREASE) IN CASH	37,547	41,953	(252,731)	(169,963)
CASH, beginning of period	(390,861)	(283,289)	(100,583)	(71,373)
CASH, end of period	(353,314)	(241,336)	(353,314)	(241,336)
Cash Consists of:				
Cash and cash equivalents	-	-	-	-
Bank indebtedness	(353,314)	(241,336)	(353,314)	(241,336)
	(353,314)	(241,336)	(353,314)	(241,336)
Note:				
Interest paid	20,394	17,540	60,220	46,569
Income taxes paid	-	-	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JULY 31, 2007 AND 2006

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements, which are prepared in accordance with Canadian Generally Accepted Accounting Principles, reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates. The interim financial statements, which were not subject to audit or review by the company's independent auditors, follow the same accounting polices and methods of computation as the audited financial statements for the year ended October 31, 2006 except as noted below. These unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended October 31, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method

The Company reviews property, plant and equipment for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The Company reviews deferred product development costs for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

PERFECT FRY CORPORATION

NOTES TO UNAUDITEDCONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
NINE MONTHS ENDED JULY 30, 2007 AND 2006

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Measurement Uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivable and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. We provide for estimated warranty costs. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 9).

Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there is no effect on the current or prior years for the implementation this standard.

Effective November 1, 2006 the company adopted the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments including 1651, Foreign Currency Translation, 3051, Investments and 3861, Financial Instruments – Disclosure and Presentation. These changes in accounting policy were applied retroactively without restatement of comparative financial statements. There were no material adjustments at November 1, 2006 as a result of adopting the new CICA handbook sections. In subsequent periods, the gain or loss on derivative foreign exchange contracts will be calculated based on the difference between the Bank of Canada exchange rate and the foreign exchange contract rate and recognized in net income for the period. All other financial assets and liabilities are classified and measured as follows:

Asset/Liability	Classification	Measurement
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Long term debt	Other liabilities	Amortized cost

New Accounting Standards Not Yet Adopted

Effective November 1, 2007 the company will adopt the new CICA handbook Sections; 1506, Accounting Changes, 1535, Capital Disclosures, 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation. The company is presently evaluating the impact of these new standards.

Comparative Amounts

Certain of the comparative amounts have been reclassified to conform with the current year presentation.

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
NINE MONTHS ENDED JULY 30, 2007 AND 2006

2. INVENTORIES

	July 31, 2007 $	October 31, 2006 $
Finished goods	799,240	472,080
Work in progress	-	100,416
Parts	601,331	718,079
	1,400,571	1,290,575

3. PROPERTY, PLANT AND EQUIPMENT

	July 31, 2007		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	860,393	129,939	730,454
Office and equipment	745,398	543,733	201,665
	2,005,791	673,672	1,332,119

	October 31, 2006		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	841,786	105,939	735,847
Office and equipment	695,118	504,733	190,385
	1,936,904	610,672	1,326,232

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	April 30, 2007 $	October 31, 2006 $
Deferred product development costs	2,445,675	2,445,055
Accumulated amortization	(1,160,297)	(1,133,297)
	1,285,378	1,311,758

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
NINE MONTHS ENDED JULY 31, 2007 AND 2006

5. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $1,000,000 (2006 - $1,000,000). Advances under this facility bear interest at prime plus .50% per annum and are secured by the operating assets of the business.

6. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. The mortgage was renewed for a five year term, maturing February, 2011 and is repayable in monthly amounts of $5,636 (2005 - $5,236) which includes interest at 5.89% (2005 – 4.85%). The mortgage is secured by the land and building (Note 3), an assignment of rents, a general security agreement over specific assets and an assignment of insurance.

	April 30, 2007 $	October 31, 2006 $
Mortgage payable	691,559	711,692
Current portion	(28,131)	(26,858)
Long term debt	663,428	684,834

Principal repayments on the mortgage are as follows assuming future renewals at current rates:

	$
2007	28,131
2008	29,381
2009	31,137
2010	32,998
2011	34,970
2012 and thereafter	534,942
	691,559

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
NINE MONTHS ENDED JULY 31, 2007 AND 2006

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

Nine months ended July 31,	2007	2007	2006	2006
Issued and outstanding at beginning of period	9,414,656	$1,405,371	9,469,156	$1,413,546
Acquired and cancelled	(105,000)	(15,750)	(54,500)	(8,175)
Issued and outstanding at end of period	9,309,656	$1,389,621	9,414,656	$1,405,371

Earnings per share

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
Six months ended April 30,	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Basic earnings per share	88,745	187,251	9,333,186	9,442,766	$0.01	$0.02
Diluted earnings per share	88,745	187,251	9,333,186	9,442,766	$0.01	$0.02

Normal Course Issuer Bid

Under the terms of a normal course issuer bid commenced on January 1, 2006, the Company acquired 105,000 shares at a total net cost of $27,701. The excess of total net cost of the shares acquired over their historical cost being $11,951 has been charged to retained earnings.

8. COMMITMENT

The Company has an office equipment lease requiring payments of $458 per month until December 2009.

9. REVENUE

The Company's operations are conducted in one business segment, however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the Three Months ended July 31	**2007**	**2006**
USA	$529,980	$707,676
Canada	155,187	229,551
International	128,526	215,123
	813,693	1,152,350
Other income	12,088	12,966
	$825,781	$1,165,316

Revenue for the Nine Months ended July 31	**2007**	**2006**
USA	$1,767,324	$2,046,003
Canada	485,731	624,744
International	503,540	497,381
	2,756,595	3,168,128
Other income	33,684	38,823
	$2,790,279	$3,206,951

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
NINE MONTHS ENDED JULY 31, 2007 AND 2006

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, forward exchange contracts (from time to time), accounts payable, accrued liabilities and long term debt.

Fair Values - The fair values of current financial instruments are estimated to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term debt.

Credit Risk - All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk - The Company earns a significant portion (66% in Fiscal 2006, 68% in Fiscal 2005) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. The Company mitigates these risks utilizing foreign exchange contracts (not considered hedges). On October 12, 2006, the Company entered into an option dated foreign exchange contract to sell $250,000 US dollars over a six month period at a rate of 1.1281 USD/CAD. The Company has completed this contract.

Interest Rate Risk - The Company has interest bearing loans on which general interest rate fluctuations apply.

11. RELATED PARTY TRANSACTIONS

Certain directors are also distributors. All sales to these directors/distributors are in the normal course of operations, measured at the exchange amount and are subject to normal sales terms.

END